Filed by Household International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                  Subject Company: Household International, Inc.
                                                    Commission File No. 001-8198

On December 18, 2002, Household International, Inc. held a meeting with institutional bankers and analysts. A copy of the slides shown at the meeting follows.

HOUSEHOLD [LOGO]

                                                 FIXED INCOME REVIEW AND OUTLOOK
                                                               DECEMBER 18, 2002

This presentation, including the accompanying slides, contains certain forward-looking information which is subject to risk and uncertainties and speaks only as of the date on which it is made. Please further be advised that Regulation FD prohibits Household representatives from answering certain, specific questions during the Q&A session.

AGENDA

============================================================================
o   2002 FUNDING REVIEW

o   Merger with HSBC

o   Economic and Financial Outlook

o   Capital

o   2003 Funding Outlook

2002 CHALLENGES

============================================================================
o    Efficiently issue increased volume in difficult markets

o    Decrease disparity between U.S. and European credit spreads for HFC

     -   Improve European credit research

     -   Non-deal roadshows to build investor awareness and knowledge

     -   Extend trading survey to Euro bonds

o    Increase European participation in HFC offerings

     -   Use larger selling groups with retention bonds to retail banks

     -   Consider reverse inquiry and structured EMTNs

     - Consider smaller, more frequent Euro and other Foreign currency offerings

o    Build a wider following among Tier II accounts

     -   Offer Tier II accounts protection for pot orders

o    Expand distribution in the retail sector

o    Repair any reputational damage caused by recent press

2002 HIGHLIGHTS

============================================================================
o    $5.7 billion in retail MTNs as of November 30th

o    (EURO) 3.0 billion in 3 tranches

o    (POUND)500 million 10-year

o    Inaugural 30-year bond offering

o    Continued to extend maturity profile

o Demonstrated liquidity of real estate portfolio through securitizations and asset sales

2002 FUNDING REVIEW

============================================================================
o Institutional unsecured issuance through December 15th for domestic operations totaled $15.1 billion

     -   $6.3 billion U.S. dollar fixed rate Globals

     -   $2.7 billion EURO denominated transactions

     -   $1.2 billion other foreign currencies

     -   $4.9 billion domestic MTNs

o    Issuance in excess of plan due to:

     -   Significant reduction of the commercial paper balance

     -   Credit card bank consolidation

o    Other notable financing transactions

     -   Twelve public securitizations totaling approximately $11.2 billion

     -   $5.7 billion retail MTNs

     -   $750 million retail preferred stock

     -   Bought back over $1billion of various HFC, HBNV and HBfsb issues

ACCESS TO NUMEROUS INVESTOR BASES

============================================================================
[pie chart]



Foreign (Non-Euro)                                      6 percent

USD Globals                                             30 percent

Retail (Internotes)                                     28 percent

MTNs - Non-Dealer                                       15 percent

Euro Globals / Euro MTNs                                13 percent

MTNs - Dealer                                           8 percent



*AS OF DECEMBER 15, 2002

MATURITY PROFILE OF 2002 ISSUANCE

============================================================================
[two pie charts, side-by-side]



To Maturity

2003                                                    15 percent

2004-06                                                 20 percent

2007-11                                                 23 percent

2012                                                    23 percent

2017+                                                   19 percent



To Call

2003                                                    15 percent

2004-06                                                 33 percent

2007-11                                                 29 percent

2012                                                    16 percent

2017+                                                   17 percent


      65 percent              5 years or greater                      52 percent

2002 UNDERWRITTEN DEBT ALLOCATION BY REGION

===============================================================================
[pie chart]



UK                                                      17.8 percent

Benelux                                                 5.9 percent

Germany                                                 5.3 percent

Italy                                                   4.2 percent

Asia                                                    3.6 percent

France                                                  3.4 percent

Iberia                                                  3.3 percent

Scandinavia                                             2.2 percent

Switzerland                                             2.0 percent

Middle East                                             0.8 percent

Austria                                                 0.5 percent

Other                                                   0.3 percent

US                                                      50.7 percent

2002 UNDERWRITTEN DEBT ALLOCATION BY INVESTOR TYPE

================================================================================
[pie chart]



Insurance                                                       19 percent

Bank                                                            19 percent

Pension                                                         6 percent

Central Bank                                                    2 percent

Corporation, Endowment, Government, Trust Fund                  1 percent

Private Bank                                                    1 percent

Retail                                                          1 percent

Asset Manager                                                   51 percent

2002 DIVERSIFICATION OF INVESTOR BASE

==============================================================================
o    323 first time buyers of HFC paper

     -   207 HFC U.S. Dollar Globals

     -   116 Euro denominated bonds

o    258 or 80% of new buyers are domiciled outside the U.S.

o    640 different buyers of underwritten debt

o    Approximately 190,000 retail MTN buyers

                        GLOBAL BOND ORDER SIZE COMPARISON
                                   2000 - 2002

==============================================================================
[bar graph]


Percent of dollar Volume       2000 percent of dollar      2001 percent of dollar      2002 percent of dollar
in millions                    Volume                      Volume                      Volume

Less than $5MM                 6.5                         7.5                         6.5
$5.0-$9.9MM                    11.5                        14.0                        12.0
$10.0-$24.9MM                  27.5                        34.0                        39.5
$25.0-$49.9MM                  27.0                        28.50                       24.5
More than $50MM                27.0                        18.5                        20.0





HOUSEHOLD'S POSITION IN THE INDICES

==============================================================================


                                          2002                                   2001
                                 RANK            PERCENTAGE              RANK           PERCENTAGE
                                 ----            ----------              ----           ----------
Merrill Lynch
     Corporate Master                  7             1.67%                8               1.47%
     Finance                           5             6.05%                5               6.22%
Salomon
     SSB BIG Index                     9             1.44%                8               1.33%
     Finance                           4             4.80%                4               4.92%
Lehman
     U.S. Credit                       9             1.40%                7               1.40%



                    FIXED INCOME FEES PAID BY U.S. OPERATIONS

============================================================================
[pie chart]



MTNs                                                    2 percent

Retail MTNs (1)                                         18 percent

$ Global                                                18 percent

ABS                                                     15 percent

Derivatives                                             10 percent

Convertible                                             10 percent

Preferred Stock (1)                                     10 percent

Misc Liquidity                                          8 percent

Euro Bonds                                              5 percent

Other/FX                                                4 percent



TOTAL FEES $161 MILLION


(1)  ESTIMATED NET FEES RETAINED BY INVESTMENT BANK

AGENDA

============================================================================
o    2002 Funding Review

o    MERGER WITH HSBC

o    Economic and Financial Outlook

o    Capital

o    2003 Funding Outlook

MERGER TRANSACTION OVERVIEW

============================================================================
Fixed Exchange Ratio:                        2.675 HSBC shares or 0.535 ADRs for
                                             each Household share

Structure:                                   Tax-free stock-for-stock exchange

Total Equity Value:                          US$14.2 billion

Expected Earnings Impact:                    Accretive to 2003 EPS

Expected Close:                              First quarter 2003

Required Approvals:                          Regulatory
                                             Household and HSBC shareholders

STRATEGIC RATIONALE
============================================================================
o Bringing together one of the world's top asset generators with one of the world's top deposit gatherers

o    Significant geographic and business line diversification

o    Stable and lower cost funding for Household with enhanced market access

o Meaningful opportunities to broaden the product range available to both retail and commercial customers

o    International roll-out of Household's business model

o Leveraging Household's strong marketing, credit management and technology skills

SYNERGIES

============================================================================
o Creating a Financial Services Franchise Balanced between North America, Europe and Asia


CRITERIA                                KEY POINTS
-----------------------------           ----------------------------------------
Strategic Fit                   ---->   Consumer focused asset generator
Human Fit                       ---->   Shared vision for the future
Technology Fit                  ---->   Complementary platforms and approach
Ease of Integration             ---->   Management continuity and branding to
                                        be preserved
EPS Accretion                   ---->   Yes and risk adjusted value enhancing
Manageable Risk                 ---->   Careful consideration of business model
                                        and controls

MERGER UPDATE

==============================================================================
o    AG Settlement

     -   50 states and the District of Columbia

     -   Complaints filed

     -   All consent decrees expected within one week

o    Regulatory Filings

     -   FTC (Hart-Scott-Rodino)

     -   OCC

     -   New York Banking Commission

     -   State insurance and banking commissioners (where applicable)

     -   FSA

OTHER HEADLINE ITEMS

============================================================================
o    Thrift sale

o    Transfer of Household Bank fsb securities

o    H&R Block

o    Other civil litigation

RATING AGENCY UPDATE

============================================================================
                            HFC - CURRENT RATING
                            --------------------

MOODY'S     A2 / P-1             On review for possible upgrade

S&P         A- / A-2             Upon the close of the transaction, ratings will
            Positive Outlook     likely increase one notch to A (Stable) / A-1

FITCH       A / F-1              Revised the ratings watch to Evolving from
                                 Negative

AGENDA

============================================================================
o    2002 Funding Review

o    Merger with HSBC

o    ECONOMIC AND FINANCIAL OUTLOOK

o    Capital

o    2003 Funding Outlook

2003 ECONOMIC OUTLOOK

============================================================================
o    Cautious view on economic growth and credit quality

     -   70% chance of sluggish recovery

     -   30% likelihood of a "double dip"

o    Forecast assumptions:      LIKELY          DOUBLE DIP
                               -------          ----------

     -   GDP                     3.1%              1.3%

     -   Unemployment            6.1%              6.8%

     -   CPI                     2.2%              1.7%

     -   Fed gradually tightens starting in 3Q of 2003

FOUNDATION FOR 2003 OPERATING PLAN

============================================================================
o    Receivables growth excluding potential loan sales of approximately 8%

o    Net interest margin trending back toward longer term average of 8%

o    Charge-offs stable with some possibility of increase

o    Continue to build reserves

DIVERSIFIED AND INCREASINGLY SECURED RECEIVABLES MIX

============================================================================
[two pie charts, side-by-side]


1997
----
First Mortgage-Correspondent                            3 percent
First Mortgage-Branch                                   17 percent
Second Mortgages                                        11 percent
PHL                                                     2 percent
Other Unsecured                                         12 percent
MasterCard/Visa                                         29 percent
Private Label                                           14 percent
Auto                                                    1 percent
International                                           11 percent

$61.8 BILLION(1)


3Q 2002
-------
First Mortgage-Correspondent                            15 percent
First Mortgage-Branch                                   22 percent
Second Mortgages                                        7 percent
PHL                                                     5 percent
Other Unsecured                                         11 percent
MasterCard/Visa                                         15 percent
Private Label                                           11 percent
Auto                                                    7 percent
International                                           7 percent

$107.1 BILLION (2)

(1) EXCLUDES COMMERCIAL, OTHER RECEIVABLES AND RECEIVABLES FROM BENEFICIAL'S DISPOSED CANADIAN AND GERMAN OPERATIONS.


(2) EXCLUDES COMMERCIAL AND OTHER RECEIVABLES.

AGENDA

============================================================================
o    2002 Funding Review

o    Merger with HSBC

o    Economic and Financial Outlook

o    CAPITAL

o    2003 Funding Outlook

CAPITAL

============================================================================
o    Stock buybacks were halted

o    On track to continue building TETMA ratio

o    Continued focus on combination of capital and reserves in 2003

o Final capital position dependent on preferred stock redemptions, views of new parent, and comfort of other constituents (rating agencies/investors)

CAPITAL RATIOS

============================================================================

[line graph]


RATIOS                              DEC-99         DEC-00         DEC-01         SEP-02         DEC-02 EST

TETMA + Owned Reserves              9.02           9.35           10.03          10.52          11.75-12.00

Tangible Equity-to-Tangible
Managed Assets                      6.76           7.13           7.57           7.95           9.00-9.25

Tangible Common-to-Tangible
Managed Assets                      6.06           6.24           6.24           6.16           6.75-7.00

FAS 133 IMPLEMENTED 1/1/01


HOUSEHOLD CONSOLIDATED STRESS TEST   (PRETAX)

============================================================================

[bar graph; values are in percentages]




                      Pre-tax Pre
                      Credit-                                                  Pre-tax Net
                      Cost Return on                                           Return            Pre-tax
                      Managed              Owned Loss      Average             on Managed        Household           Household's
                      Assets            +  Reserve      -  Chargeoffs(1)   =   Assets         +  Capital(2)      =   Capital Cushion
1x Chargeoffs         7.4                  2.7             -3.5                6.6               12.9                19.5
2x Chargeoffs                                              -6.9                3.2                                   16.1
3x Chargeoffs                                              -10.4               -0.3                                  12.6




      NOTE:  EXPRESSED AS A PERCENT TO AVERAGE MANAGED ASSETS

      (1)   3-Year average chargeoffs

      (2) Includes October 2002 issuance of $400 million of common equity and $500 million of mandatory convertible debt

      FAS 133 IMPLEMENTED 1/1/01

LIQUIDITY MANAGEMENT

============================================================================
o    Liquidity management will continue to be Treasury's primary focus

o    Manage CP outstandings to ensure 100% backstop coverage
     - $10.1 billion committed lines in place with maturities ranging from 2002-2005
     -   $5.6 billion term facilities          - $4.5 billion 364 day facilities
     -   High quality bank group with          - No MAC clauses
         68% rated Aa3 or better

o Will review appropriate amount of backstops relative to smaller ongoing commercial paper issuance

o    Standard analyses are utilized to measure liquidity risk
     -   Limit concentration of debt maturity
     - Maximum Cumulative Outflow (MCO) analyze both asset and liability runoff to manage funding risk

o Contingency funding plans are prepared quarterly forecasting worst case scenarios

o Efforts continue to diversify funding through product offerings, broadening investor base and expanding geographic distribution

LIQUIDITY RISK MANAGEMENT

============================================================================

HAVE NET CASH INFLOW FOR NEXT 5 YEARS

Assumptions:

        |X|   No asset growth
        |X|   Contractual runoff of all unsecured debt
        |X|   Asset runoff is based on historical experience


                                        Largest                                 Cumulative
                                        Monthly                              Outflow (Inflow)
                                        Outflow

                                                     -----------------------------------------------------------------
                                                        Yr. 1         Yr. 2        Yr. 3        Yr. 4         YR. 5
                                                     -----------------------------------------------------------------
 12/31/99                                10.7%           8.1%          7.7%         5.6%         4.6%          2.1%

 12/31/00                                 9.0%           5.0%          7.5%         5.6%         0.9%         (0.9%)

 12/31/01                                 7.0%           3.0%          1.1%        (3.2%)       (4.9%)        (8.7%)

 09/30/02                                 2.0%          (2.2%)        (3.0%)       (8.4%)       (13.6%)      (16.7%)

 Net Cash Outflow (Inflow)               $2.1          ($2.3)        ($3.2)       ($9.1)       ($14.7)      ($18.0)


AGENDA

============================================================================

o    2002 Funding Review

o    Merger with HSBC

o    Economic and Financial Outlook

o    Capital

o    2003 FUNDING OUTLOOK

DIVERSIFIED FUNDING MIX

===============================================================================
($ MILLIONS)

CP and Other Short-Term Borrowings (1)                  $5,381                5%

Deposits                                                 4,393                4

Euro and Other Currencies                               11,705               11

USD Senior Debt                                         45,336               44

Retail MTNs                                              6,491                6

Real Estate Financing (2)                                7,718                8

Asset-Backed Securities                                 23,111               22
                                                      --------             -----

Total                                                 $104,135              100%
                                                      ========             =====

AT NOVEMBER 31, 2002 (DOMESTIC ONLY)

(1)  Commercial paper net of investments $1,972 million.
(2)  Real estate that has been securitized but is accounted for as debt.

2003 FUNDING OBJECTIVES

============================================================================

o    Adjust ratings to reflect financial strength of new parent
     -   Reconnect with A1/P1 CP investor base

o    Continue to broaden global investor base
     -   Non-Japan Asia and European retail
     -   Further inroads internationally

o    Use dealers who provide:
     -   Consistent, high-quality research
     -   Secondary market support
     -   Place paper with desired investor base


o    Communication
     -   Describe the "new" HFC to investors
     -   Coordinate funding needs and objectives with new parent's issuance

2003 FUNDING NEEDS

===============================================================================

o    View to front load funding due to market and geo-political uncertainties

o Magnitude of issuance (unsecured and/or ABS) may decrease depending on ability to originate/transfer assets to HSBC

o    Currently, we believe total senior debt needs are $12-14 billion
     -   Retail MTNs (domestic and Euro) of $5-7 billion
     -   Dollar global issuance of $4-6 billion
     -   Institutional MTNs (3 years or less) of $1-2 billion
     -   Foreign currency offerings of $1-2 billion

o    Public securitizations of $13-15 billion across all product classes

o    Asset sales $5-7 billion

o    Create single seller ABS CP program of $3-4 billion

o    UK and Canadian needs are minimal - exact amounts yet to be determined

Investors and security holders are advised to read the prospectus regarding the business combination transaction between HSBC and Household referenced in these presentation materials, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from HSBC by contacting HSBC, Attention: Ted Ayvas, Tel: (212) 525 6191 and/or Household by contacting Household, Attention: Craig Streem, Tel: (847) 564 6055.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household stockholders in favor of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities Exchange Commission.